Exhibit 99.1
Navios Maritime Holdings Inc.
Reports Financial Results for the
First Quarter Ended March 31, 2011
•	Dividend of $0.06 per share for Q1 2011

•	Q1 Adjusted EBITDA excluding Navios Acquisition of $67.5 million

•	Q1 Adjusted Basic EPS excluding Navios Acquisition of $0.19
PIRAEUS, GREECE May 19, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the quarter ended March 31, 2011.
Angeliki Frangou, Chairman and Chief Executive Officer of Navios Holdings, stated, “This quarter’s results reflects our strategy of building a fortress like balance sheet. Total liquidity after the just-announced sale is expected to be in excess of $290 million. Our strong balance sheet should allow us the flexibility of executing on opportunities that may develop while weathering any prolonged downturn.
Ms. Frangou continued, “We focused our recent activity on the significant opportunities for Navios Logistics and Navios Acquisition. Navios Logistics has been transformed into one of the leading providers of integrated logistics in the Hidrovia Region. During this quarter, we raised $200 million of debt financing by issuing an unsecured bond due 2019 with interest at 9.25% per annum. The cost of funds is competitive regionally and offers us a continuing advantage. The actual funds will allow us to capitalize on numerous regional opportunities as we grow Navios Logistics. Navios Acquisition recently issued a $105 million secured bond due 2017 with effective interest at 8.00% per annum. The funds are financing the acquisition of the Shinyo Kieran, a newbuild VLCC expected by Navios Acquisition in June with a 15-year charter at $48,153 (net) per day plus profit sharing.”
2011 HIGHLIGHTS — RECENT DEVELOPMENTS
Navios Holdings
Vessel Sales
On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010 built Capesize vessel of 179,144 deadweight tons (“dwt”), and the Navios Orbiter, a 2004 built Panamax vessel of 76,602 dwt, to Navios Maritime Partners L.P. (“Navios Partners”) for a total of $130.0 million, of which $120.0 million is payable in cash and $10.0 million in newly issued common units of Navios Partners. A portion of the cash proceeds amounting to $57.7 million is used to fully repay the outstanding loan amounts associated with the vessels.
Deconsolidation of Navios Maritime Acquisition Corporation (“Navios Acquisition”)
Navios Holdings exchanged 7.7 million shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings.. Following this exchange, Navios Holdings’ has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition is considered an affiliate entity and the investment in Navios Acquisition is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.
Vessel Acquisition
On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The acquisition cost of the Navios Astra was approximately $22.8 million.

Liquidity
Net Debt to Total Capitalization (excluding Navios Acquisition) was 49% on March 31, 2011. Navios Holdings’ total available liquidity, including bank lines, as of March 31, 2011 was approximately $229.3 million.
Time Charter Coverage
Navios Holdings has long-term fleet employment for periods up to 12 years. As of May 16, 2011, Navios Holdings had charter-out 91.2%, 58.0% and 39.0% of available days for 2011, 2012 and 2013, respectively, equivalent to $303.3 million, $216.7 million and $168.9 million in revenue, respectively. The average daily charter-out rate for the core fleet is $26,523, $29,017 and $32,402 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2011 is $10,741.
The above figures do not include the fleet of Navios South American Logistics Inc. (“Navios Logistics”), Navios Acquisition and vessels servicing Contracts of Affreightment (“COA”).
Navios Logistics
$200.0 million 9.25% Senior Unsecured Notes Due 2019
On April 12, 2011, Navios Logistics completed the sale of $200.0 million of senior unsecured notes (“Logistics Senior Notes”) due on April 15, 2019 at a fixed rate of 9.25%. The net proceeds from the Logistics Senior Notes were approximately $194.0 million, after deducting related fees and estimated expenses, and will be used to (i) purchase barges and pushboats, (ii) repay existing indebtedness, and (iii) to the extent available, for general corporate purposes.
Pushboat acquisition
On April 15, 2011, Navios Logistics used a portion of the proceeds of the Logistics Senior Notes, to pay $8.7 million for the acquisition of two pushboats named William Hank and Lonny Fugate and, on May 2, 2011, Navios Logistics used a portion of such proceeds to pay $0.6 million, representing a 10% deposit of the purchase price, for the acquisition of the pushboat WW Dyer.
Navios Maritime Partners L.P. (“Navios Partners”)
On May 11, 2011, Navios Holdings received $6.2 million as a dividend distribution from Navios Partners.
On April 13, 2011, Navios Partners completed a public offering of 4,600,000 common units, which included the full exercise of the underwriters’ over-allotment option, at $19.68 per unit, raising gross proceeds of approximately $90.5 million. Following the offering and the issuance of common units in connection with the sale of the Navios Luz and the Navios Orbiter, Navios Holding’s interest in Navios Partners is 27.1% (including the 2% GP interest).
Fleet Profile
Navios Holdings controls a fleet of 55 vessels totaling 5.8 million dwt, of which 28 are owned and 27 are chartered-in under long-term charters. Navios Holdings currently operates 42 vessels (17 Capesize, 9 Panamax and 16 Ultra-Handymax) totaling 4.6 million dwt and has 13 newbuilding charter-in vessels expected to be delivered at various dates through 2013 (the “Core Fleet”). The current average age of the operating fleet is 4.8 years.
Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleets of Navios Acquisition and Navios Logistics.
Dividend Policy
The Board of Directors declared a quarterly cash dividend for the first quarter of 2011 of $0.06 per share of common stock. The dividend is payable on July 7, 2011 to stockholders of record as of June 15, 2011. The declaration and payment of any further dividend remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Financial Highlights
•	Revenue, excluding revenue from Navios Acquisition, increased by 1.5% to $156.6 million in the first quarter of 2011 from $154.4 million for the same period in 2010.

•	Adjusted EBITDA, excluding Navios Acquisition, increased by 17.0% to $67.5 million in the first quarter of 2011 from $57.7 million for the same period in 2010.

•	Net Debt to Total Capitalization (excluding Navios Acquisition) was 49% on March 31, 2011.
First Quarter 2011 and 2010 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):
The quarterly 2011 and 2010 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-U.S. GAAP financial measures, and should not be used in isolation or substitution for Navios Holdings’ results.
As discussed above, from March 30, 2011, Navios Acquisition is no longer consolidated and is accounted for under the equity method of accounting. The table below is presented to provide investors with a clearer picture of Navios Holdings on a going forward basis. Since Navios Acquisition had no operations during the three months ended March 31, 2010, the Total Consolidated column for the three months ended March 31, 2010 is not affected by Navios Acquisition.

	Total	Navios	Total Consolidated	Total Consolidated
	Consolidated	Acquisition operations and	(Excluding Navios Acquisition)	(Excluding Navios Acquisition)
	For the Three	related items For the Three	For the Three	For the Three
	Months Ended	Months Ended	Months Ended	Months Ended
	March 31,	March 31,	March 31,	March 31,
	2011	2011	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$181,772	$25,130	$156,642	$154,369
EBITDA	$25,930	$14,938	$10,992	$78,050
Adjusted EBITDA (*)	$82,454	$14,938	$67,516	$57,689
Net (loss)/income	$(38,145)	$(1,456)	$(36,689)	$31,301
Adjusted Net Income/(Loss) (*)	$18,379	$(1,456)	$19,835	$10,940
(Loss)/Earnings Per Share	$(0.38)	$(0.01)	$(0.37)	$0.31
Adjusted Basic Earnings/(Loss) Per Share (*)	$0.18	$(0.01)	$0.19	$0.10

(*)	Each of Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended March 31, 2011, excludes $21.2 million of expenses relating to the bond extinguishment in January 2011 and $35.3 million loss on change in control from Navios Acquisition deconsolidation.

Each of the Adjusted EBITDA, Adjusted Net Income and Adjusted Basic Earnings Per Share for the three months ended March 31, 2010 excludes (i) a $24.4 million gain on the sale of the Navios Hyperion and the Navios Aurora II to Navios Partners; and (ii) a $4.0 million write-off relating to the termination of an unfavorable short term charter contract.
Navios Holdings’ total consolidated revenue for the three months ended March 31, 2011 increased by $27.4 million to $181.8 million compared to $154.4 million for the same period in 2010.

Revenue from drybulk vessel operations for the three months ended March 31, 2011 was $112.3 million as compared to $118.2 million for the same period during 2010. The decrease in drybulk revenue was mainly attributable to a decrease in short-term charter-in and long-term charter-in fleet available days by 174 days and 443 days, respectively. This decrease in drybulk revenue was partially offset by a slight increase in Time Charter Equivalent (“TCE”) per day by 0.6% to $24,622 per day in the first quarter of 2011 from $24,484 per day in the same period of 2010 and an increase in available days for owned vessels by 19.2% to 2,524 days in the first quarter of 2011 from 2,118 days in the same period of 2010.
Revenue from the logistics business was $44.4 million for the three months ended March 31, 2011 as compared to $36.2 million during the same period of 2010. This increase was mainly attributable to: (i) the acquisition of the Sara H in February 2010; (ii) the delivery of the Jiujiang and the Stavroula in June and July 2010, respectively; and (iii) the expansion and increased operations of its dry port.
Revenue from tanker vessel operations for the three month period ended March 31, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558. There were no operations in the corresponding period in 2010.
EBITDA of Navios Holdings (excluding Navios Acquisition) for the three months ended March 31, 2011 decreased by $67.1 million to $11.0 million compared to $78.1 million for the first quarter of 2010. EBITDA of Navios Holdings (excluding Navios Acquisition) for the three month periods ended March 31, 2011 was adjusted for (i) a $35.3 million loss on change in control from Navios Acquisition deconsolidation, and (ii) $21.2 million of expenses relating to the bond extinguishment in January 2011, and for the same period of 2010 was adjusted for (i) a $24.4 million gain on the sale of the Navios Hyperion and the Navios Aurora II to Navios Partners and (ii) a $4.0 million write-off relating to the termination of an unfavorable short term charter contract. As a result of these adjustments, the Adjusted EBITDA of Navios Holdings (excluding Navios Acquisition) for the three months ended March 31, 2011 increased by $9.8 million to $67.5 million compared to $57.7 million for the first quarter of 2010. The $9.8 million increase in Adjusted EBITDA was primarily due to: (i) an increase in revenue of $2.3 million to $156.7 million in the first quarter of 2011 from $154.4 million in the same period of 2010; (ii) a decrease in time charter, voyage and logistics business expenses of $17.8 million; (iii) a decrease in general and administrative expenses of $0.8 million (excluding share-based compensation expenses); and (iv) a $1.4 million decrease in losses from derivatives. The overall variance of $22.3 million was partially offset by: (i) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) of $5.7 million; (ii) an increase of $2.4 million in loss attributable to the noncontrolling interest; (iii) a decrease in equity in earnings by $3.3 million; and (iv) an increase of $1.1 million in net other expense.
EBITDA of Navios Logistics was $9.5 million for the three month period ended March 31, 2011 as compared to $4.1 million during the same period in 2010.
EBITDA of Navios Acquisition for the three month period ended March 31, 2011 was $14.9 million. There were no operations in the corresponding period in 2010.
See Exhibit I under the heading “Disclosure of Non-GAAP Financial Measures” for a discussion of EBITDA and Adjusted EBITDA of Navios Holdings, on a consolidated basis, Navios Acquisition and Navios Logistics, and a reconciliation of such measures to the most comparable measure under U.S. GAAP.
Net loss of Navios Holdings (excluding Navios Acquisition) for the three months ended March 31, 2011 was $36.7 million as compared to $31.3 million income for the same period of 2010. Net loss of Navios Holdings (excluding Navios Acquisition) for the three months ended March 31, 2011 was adjusted for (i) $21.2 million of expenses relating to the bond extinguishment in January 2011; and (ii) a $35.3 million loss on change in control from Navios Acquisition deconsolidation, and for the same period of 2010, was adjusted for (i) a $24.4 million gain on the sale of the Navios Hyperion and the Navios Aurora II to Navios Partners and (ii) a $4.0 million write-off relating to the termination of an unfavorable short-term charter contract. As a result of these adjustments, the Adjusted Net Income of Navios Holdings (excluding Navios Acquisition) for the three months ended March 31, 2011 was $19.8 million as compared to $10.9 million for the same period of 2010. The increase of Adjusted Net Income by $8.9 million was mainly due to (i) an increase in Adjusted EBITDA of $9.8 million as discussed above; (ii) a decrease in interest expense, net of $0.3 million, and (iii) a decrease in income taxes of $0.1 million. This increase of Adjusted Net Income by $10.2 million was partially offset by (i) an increase in depreciation and amortization of $0.3 million; (ii) an increase of $0.6 million in amortization for drydock and special survey costs; and (iii) an increase of $0.4 million in share-based compensation expense.
Net loss of Navios Acquisition for the three month period ended March 31, 2011 was $1.5 million. There were no operations in the corresponding period in 2010.

Fleet Summary Data:
The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations and its fleet performance for the three month periods ended March 31, 2011 and 2010.

	Three Month Period
	ended March 31,	Three Month Period ended
	2011	March 31, 2010
	(Unaudited)	(Unaudited)
Available Days (1)	3,982	4,194
Operating Days (2)	3,932	4,178
Fleet Utilization (3)	98.7%	99.6%
Equivalent Vessels (4)	45	47
TCE (5)	$24,622	$24,484

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Equivalent Vessels, is defined as the total available days during a relevant period divided by the number of days of this period.

(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.
Conference Call:
As previously announced, Navios Holdings will host a conference call today, May 19, 2011, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on the financial results of the first quarter ended March 31, 2011.
A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section at 7:45 am ET.
Conference Call details:
Call Date/Time: May 19, 2011, at 8:30 am ET
Call Title: Navios Holdings Q1 2011 Financial Results Conference Call
US Dial In: +1.877.480.3873
International Dial In: +1.404.665.9927
Conference ID: 5989 5525
The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:
US Replay Dial In: +1.800.642.1687
International Replay Dial In: +1.706.645.9291
Conference ID: 5989 5525

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of a diverse customer base of global petroleum, agricultural and mining companies. Through port terminal, river barge and coastal cabotage operations, the company is focused on providing its customers integrated transportation, storage and related services. For more information about Navios Logistics please visit its website: www.navios-logistics.com.
About Navios Maritime Partners L.P.
Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.
About Navios Maritime Acquisition Corporation
Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Investor Relations
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com

EXHIBIT I
NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

	March 31,
	2011	December 31,
	(unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	$180,160	$207,410
Restricted cash	19,173	34,790
Accounts receivable, net	71,703	70,388
Short-term derivative asset	1,307	1,420
Due from affiliate companies	15,327	2,603
Prepaid expenses and other current assets	29,515	33,354

Total current assets	317,185	349,965

Deposits for vessel acquisitions	—	377,524
Vessels, port terminal and other fixed assets, net	1,835,762	2,249,677
Long-term derivative assets	—	149
Restricted cash	—	18,787
Other long-term assets	58,869	60,132
Long-term asset due from affiliate	12,391	—
Investments in affiliates	120,643	18,695
Investments in available for sale securities	103,561	99,078
Intangible assets other than goodwill	261,204	327,703
Goodwill	160,336	175,057

Total non-current assets	2,552,766	3,326,802

Total assets	$2,869,951	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$41,972	$49,496
Dividends payable	6,100	7,214
Accrued expenses	69,951	62,417
Deferred income and cash received in advance	22,458	17,682
Short-term derivative liability	241	245
Current portion of capital lease obligations	1,267	1,252
Current portion of long-term debt	63,407	63,297

Total current liabilities	205,396	201,603

Senior and ship mortgage notes, net of discount	745,122	1,093,787
Long-term debt, net of current portion	625,950	918,826
Capital lease obligations, net of current portion	30,692	31,009
Unfavorable lease terms	49,552	56,875
Long-term derivative liability	118	—
Other long-term liabilities and deferred income	39,480	36,020
Deferred tax liability	19,944	21,104

Total non-current liabilities	1,510,858	2,157,621

Total liabilities	1,716,254	2,359,224

Commitments and contingencies	—	—
Stockholders’ equity

	March 31,
	2011	December 31,
	(unaudited)	2010
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 and 8,479 issued and outstanding as of March 31, 2011 and December 31, 2010, respectively.	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,671,343 and 101,563,766 as of March 31, 2011 and December 31, 2010, respectively.	10	10
Additional paid-in capital	532,643	531,265
Accumulated other comprehensive income	37,107	32,624
Retained earnings	451,021	495,684

Total Navios Holdings’ stockholders’ equity	1,020,781	1,059,583
Noncontrolling interest	132,916	257,960

Total stockholders’equity	1,153,697	1,317,543

Total liabilities and stockholders’equity	$2,869,951	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month	Three Month
	Period ended	Period ended
	March 31, 2011	March 31, 2010
	(unaudited)	(unaudited)
Revenue	$181,772	$154,369
Time charter, voyage and logistics business expenses	(59,114)	(76,501)
Direct vessel expenses	(34,018)	(20,044)
General and administrative expenses	(12,774)	(12,193)
Depreciation and amortization	(33,321)	(24,941)
Interest income/expense and finance cost, net	(29,437)	(21,409)
Loss from derivatives	(385)	(1,838)
Gain on sale of assets	—	24,383
Loss on change in control	(35,325)	—
Loss on bond extinguishment	(21,199)	—
Other expense, net	(975)	(3,799)

(Loss)/income before equity in net earnings of affiliate companies	(44,776)	18,027
Equity in net earnings of affiliated companies	7,015	11,584

(Loss)/income before taxes	$(37,761)	$29,611
Income taxes	904	768

Net (loss)/income	(36,857)	30,379
Less: Net loss/(income) attributable to the noncontrolling interest	(1,273)	922
Add: Preferred stock dividends attributable to the noncontrolling interest	12	—
Less: Preferred stock dividends of subsidiary	(27)	—

Net (loss)/income attributable to Navios Holdings common stockholders	$(38,145)	$31,301

Basic (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.38)	$0.31

Weighted average number of shares, basic	100,852,517	100,425,549

Diluted (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.38)	$0.27

Weighted average number of shares, diluted	100,852,517	114,076,034

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

	Three Month	Three Month
	Period ended	Period ended
	March 31,	March 31,
	2011	2010
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net (loss)/income	$(36,857)	$30,379
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non cash adjustments	78,318	11,073
Increase in operating assets	(11,026)	(10,819)
Increase/(decrease) in operating liabilities	28,374	(4,938)
Payments for drydock and special survey costs	(3,876)	(1,663)

Net cash provided by operating activities	54,933	24,032

INVESTING ACTIVITIES:
Acquisition of vessels	(56,059)	—
Decrease in cash balance from Navios Acquisition on date of deconsolidation	(72,425)	—
Proceeds from sale of assets	—	153,000
Decrease/(increase) in restricted cash for investing activities	778	(26,641)
Deposits for vessel acquisitions	(2,995)	(64,736)
Receipts from finance lease	—	142
Purchase of property and equipment	(2,865)	(3,029)

Net cash (used in)/provided by investing activities	(133,566)	58,736

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	35,747	41,428
Repayment of long-term debt	(317,245)	(78,581)
Proceeds from issuance of Senior Notes, net of deferred finance fees	340,981	—
Dividends paid	(7,659)	(7,034)
Dividends to noncontrolling shareholders	—	(469)
Issuance of common stock	368	—
Payments of obligations under capital leases	(302)	—
Increase in restricted cash	(507)	(1,125)

Net cash provided by/(used in) financing activities	51,383	(45,781)

(Decrease)/increase in cash and cash equivalents	(27,250)	36,987

Cash and cash equivalents, beginning of period	207,410	173,933

Cash and cash equivalents, end of period	$180,160	$210,920

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$11,457	$8,453
Cash paid for income taxes	$—	$359

Non-cash investing and financing activities
Equity in net earnings of affiliated companies	$7,015	$11,584

Disclosure of Non-GAAP Financial Measures
EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated. Adjusted EBITDA represents EBITDA excluding events as described under “Financial Results”. EBITDA and Adjusted EBITDA are included because they are used by certain investors to measure a company’s financial performance. EBITDA and Adjusted EBITDA are “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the ability of Navios Holdings, Navios Acquisition and Navios Logistics, to satisfy its obligations including debt service, capital expenditures, working capital requirements and payment of dividends. While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.
The following tables provide a reconciliation of EBITDA, in the case of Navios Holdings on a consolidated basis, Navios Acquisition and Navios Logistics, and Adjusted EBITDA in the case of Navios Holdings on a consolidated basis (as defined in the notes to the tables):
Navios Holdings Reconciliation of EBITDA and Adjusted EBITDA to Cash from Operations

	March 31,	March 31,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net cash provided by operating activities	$54,933	$24,032
Net increase in operating assets	11,026	10,819
Net (increase)/decrease in operating liabilities	(28,374)	4,938
Net interest cost	29,437	21,409
Deferred finance charges	(1,331)	(1,614)
Provision for gains/(losses) on accounts receivable	115	(4,066)
Unrealized loss on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(5,836)	(5,530)
Earnings in affiliates, net of dividends received	(1,303)	1,094
Payments for drydock and special survey	3,876	1,663
Noncontrolling interest	(1,273)	922
Preferred stock dividends attributable to the noncontrolling interest	12	—
Preferred stock dividends of subsidiary	(27)	—
Loss on change in control	(35,325)	—
Gain on sale of assets	—	24,383

EBITDA	$25,930	$78,050
Gain on sale of assets	—	(24,383)
Expenses from bond extinguishment	21,199	—
Write-off due of unfavourable short term charter contract	—	4,022
Loss on change in control	35,325	—

Adjusted EBITDA	$82,454	$57,689

Navios Acquisition Reconciliation of EBITDA to Cash from Operations

	March 31,	March 31,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$18,749	$—
Net increase in operating assets	(4,117)	—
Net decrease in operating liabilities	(6,613)	—
Net interest cost	8,349	—
Deferred finance charges	(318)	—
Earnings in affiliates, net of dividends received	(1,300)	—
Noncontrolling interest	188	—

EBITDA	$14,938	$—
Navios Logistics EBITDA Reconciliation to Net Income

	March 31,	March 31,
Three Months Ended	2011	2010
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income attributable to Navios Logistics shareholders	$3,229	$(1,780)
Depreciation and amortization	6,116	5,708
Amortization of deferred drydock costs	111	79
Interest income/expense and finance cost, net	1,054	908
Income taxes	(977)	(842)

EBITDA	$9,533	$4,073

EXHIBIT II
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,132
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Long term Chartered-in Fleet in Operation

		Year	Deadweight	Purchase
Vessel Name	Vessel Type	Built	(in metric tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Golden Heiwa	Panamax	2007	76,662	No
King Ore	Capesize	2010	176,800	No
Beaufiks	Capesize	2004	180,181	Yes
Phoenix Beauty	Capesize	2010	169,150	No

		Year	Deadweight	Purchase
Vessel Name	Vessel Type	Built	(in metric tons)	Option(1)
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SC Lotta	Capesize	2009	170,500	No
Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase		Deadweight
Vessels	Vessel Type	Date	Option		(in metric tons)
Navios Serenity	Handysize	05/2011	Yes	(2)	34,718
Navios TBN	Handysize	09/2012	Yes	(2)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	04/2012	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios Marco Polo	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(2)	80,500
Navios TBN	Panamax	09/2013	Yes	(2)	80,500
Navios TBN	Panamax	11/2013	Yes	(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.